Beau Yanoshik
 Partner
 +1.202.373.6133
 beau.yanoshik@morganlewis.com



 via E-mail

 February 28, 2025

     Ms. Andrea Ottomanelli Magovern
     Division of Investment Management
     U.S. Securities and Exchange Commission
     100 F Street, N.E.
     Washington, D.C. 20549

 Re:      SSGA Active Trust (the    Registrant   ); SEC File Nos. 333-173276
and 811-22542

 Dear Ms. Magovern:

 This letter responds to comments you provided via email on February 28, 2025, with respect
 to the SPDR SSGA Apollo IG Public & Private Credit ETF (the    Fund   ).

 For your convenience we have restated your comments, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the
 meaning provided in the Fund   s registration statement.

       1. Comment: We have concerns regarding the Fund   s liquidity management
program
          under Rule 22e-4 under the Act. 1 It appears that the program would allow the Fund to rely solely on current bids from Apollo Global Securities, LLC (
Apollo   ) under
          the Agreement to Provide Firm Bid Quotations and Obligation to Purchase (the
             Agreement   ) to find an AOS Investment not to be illiquid. 2 We
acknowledge that
          the liquidity of any Fund portfolio position will depend on future circumstances, but we do not believe it would be sufficient for purposes of the rule to rely solely on current bids from Apollo.

 1
   For purposes of this discussion only, we are assuming the Fund would be able to sufficiently determine a
    market value    of the relevant AOS Investment under Rule 22e-4(b)(1)(ii).
 2
   Under the rule,    illiquid investment    means    any investment that the
[F]und reasonably expects cannot be
 sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of
 paragraph (b)(1)(ii) of    the rule.



                                                         Morgan, Lewis &
Bockius        LLP
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Avenue, NW
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           The agreement requires Apollo to provide three bids a day that remain open for 15
          minutes. Further, Apollo has discretion to set the bid amount and is not required to provide bids that reflect the current market value of a position by any objective measure. 3 A current bid, soon expiring, therefore, will tell the Fund at what price the
          Fund can dispose of that position at that very time, but would not provide an indication of what price will be available to the Fund when Apollo delivers the next bid.

          Rule 22e-4(b) requires the Fund to    adopt and implement a written
liquidity
          management program     that is reasonably designed to assess and
manage its
          liquidity risk.    (emphasis added). 4 A program that contemplates a
liquidity
          assessment that focuses on a single point in time, regardless of what liquidity might be available past that moment does not seem reasonable for such purpose. In fact,
          Apollo   s next bid might come in significantly lower, so that the
position would
          become immediately illiquid. This approach is unlike the common situation where a fund relies on quotes from market participants, an underlying market exists, and quotes generally reflect that market. In that case, it seems reasonable for a fund to rely on those quotes expecting future quotes would continue to reflect market value, so that a lower quote would not typically mean that a position has become illiquid, but rather that its market value has decreased. We recognize that will also be the case at times for AOS Investments; our comment only refers to situations where the Fund does not have other sources of liquidity available other than a bid from Apollo and no such underlying market exists.

          Response: The Registrant represents that the Fund will not rely solely on current bids from Apollo under the Agreement to find an AOS Investment not to be illiquid. In addition, the Registrant will review and, if necessary, revise the registration statement disclosure to ensure that it is consistent with the above representation.

     2. Comment: Please disclose in the Fund   s registration statement that it
values its entire
        portfolio, including AOS Investments, daily.

          Response: The Registrant agrees to update the Fund   s registration
statement to
          confirm that the Fund values its entire portfolio, including AOS Investments, daily.


                                             ***************


 3
   In fact, the Fund expressly contemplates situations where the bid and the
Adviser   s assessment of a
 positions value might diverge significantly.
 4
   Rule 22e-4(a)(11) defines    liquidity risk    as the risk that the Fund
could not meet requests to redeem
 shares issued by the [F]und without significant dilution of remaining investors' interests in the [F]und.


DB1/ 155434048.1                                        2
  Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

                                       Sincerely,

                                       /s/ Beau Yanoshik
                                       Beau Yanoshik

 cc:      Sean P. O   Malley, Esq.
          Andrew J. DeLorme, Esq.
          W. John McGuire, Esq.
          Philip K.W. Smith, Esq.




DB1/ 155434048.1                              3
 From:             Magovern, Andrea Ottomanelli
To:               "Yanoshik, Beau"
Cc:               Fields, Brent J.; Bottock, Kaitlin; Marchesani, Daniele;
Wayne, Jenson; Williams, Matthew; Smith, Philip K.W.;
                  McGuire, W. John
Subject:          RE: SSGA Active Trust - Staff Follow-up Comments
Date:             Friday, February 28, 2025 5:00:00 PM
Attachments:      image002.png
                  image003.png



Thank you, Beau. At this time, we have no further comments.

Andrea

From: Yanoshik, Beau <joseph.yanoshik@morganlewis.com>
Sent: Friday, February 28, 2025 4:52 PM
To: Magovern, Andrea Ottomanelli <MagovernA@SEC.GOV>
Cc: Fields, Brent J. <FieldsB@SEC.GOV>; Bottock, Kaitlin <bottockk@SEC.GOV>; Marchesani, Daniele
<MarchesaniD@sec.gov>; Wayne, Jenson <wayneje@SEC.GOV>; Williams, Matthew
<williamsmat@SEC.GOV>; Smith, Philip K.W. <philip.smith@morganlewis.com>;
McGuire, W. John
<john.mcguire@morganlewis.com>
Subject: RE: SSGA Active Trust - Staff Follow-up Comments

CAUTION: This email originated from outside of the organization. Do not click
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Hi Andrea,

Attached please find a letter responding to the two comments noted in your email below.

Thanks,
Beau

Beau Yanoshik
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW | Washington, DC 20004-2541
Direct: +1.202.373.6133 | Main: +1.202.739.3000 | Fax: +1.202.739.3001
Assistant: Jennifer Kay Ackelson | +1.202.373.6282 | jennifer.ackelson@morganlewis.com joseph.yanoshik@morganlewis.com | www.morganlewis.com




From: Magovern, Andrea Ottomanelli <MagovernA@SEC.GOV>
Sent: Friday, February 28, 2025 3:48 PM
To: McGuire, W. John <john.mcguire@morganlewis.com>
Cc: Yanoshik, Beau <joseph.yanoshik@morganlewis.com>; Fields, Brent J.
<FieldsB@SEC.GOV>;
Bottock, Kaitlin <bottockk@SEC.GOV>; Marchesani, Daniele <MarchesaniD@sec.gov>; Wayne,
Jenson <wayneje@SEC.GOV>; Williams, Matthew <williamsmat@SEC.GOV>
 Subject: SSGA Active Trust - Staff Follow-up Comments


[EXTERNAL EMAIL]
Hi John. As discussed, the staff has the below follow-up comments related to the SPDR SSGA
Apollo IG Pubic & Private Credit ETF. Thank you.

Liquidity
We have concerns regarding the Fund   s liquidity management program under Rule
22e-4
under the Act.[1] It appears that the program would allow the Fund to rely solely on current bids from Apollo under the Agreement to find an AOS Investment not to be illiquid.[2] We acknowledge that the liquidity of any Fund portfolio position will depend on future circumstances, but we do not believe it would be sufficient for purposes of the rule to rely solely on current bids from Apollo.

The agreement requires Apollo to provide three bids a day that remain open for 15 minutes.
Further, Apollo has discretion to set the bid amount and is not required to provide bids that reflect the current market value of a position by any objective measure.[3] A current bid, soon expiring, therefore, will tell the Fund at what price the Fund can dispose of that position at that very time, but would not provide an indication of what price will be available to the Fund when
Apollo delivers the next bid.

Rule 22e-4(b) requires the Fund to    adopt and implement a written liquidity
management
program     that is reasonably designed to assess and manage its liquidity
risk.    (emphasis
added).[4] A program that contemplates a liquidity assessment that focuses on a single point in time, regardless of what liquidity might be available past that moment does not seem
reasonable for such purpose. In fact, Apollo   s next bid might come in
significantly lower, so
that the position would become immediately illiquid. This approach is unlike the common situation where a fund relies on quotes from market participants, an underlying market exists, and quotes generally reflect that market. In that case, it seems reasonable for a fund to rely on those quotes expecting future quotes would continue to reflect market value, so that a lower quote would not typically mean that a position has become illiquid, but rather that its market value has decreased. We recognize that will also be the case at times for AOS
Investments; our comment only refers to situations where the Fund does not have other sources of liquidity available other than a bid from Apollo and no such underlying market exists.

-----------
[1] For purposes of this discussion only, we are assuming the Fund would be able to sufficiently determine a
   market value    of the relevant AOS Investment under rule 22e-4(b)(1)(ii).
2 Under the rule,    illiquid investment    means    any investment that the
[F]und reasonably expects cannot be
sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the
provisions of paragraph (b)(1)(ii) of    the rule.
 3 In fact, the Fund expressly contemplates situations where the bid and the
Adviser   s assessment of a
positions value might diverge significantly.
4 Rule 22e-4(a)(11) defines    liquidity risk    as the risk that the Fund
could not meet requests to redeem
shares issued by the [F]und without significant dilution of remaining investors' interests in the [F]und.


Valuation
Please disclose in the Fund   s registration statement that it values its
entire portfolio, including
AOS Investments, daily.



Andrea Ottomanelli Magovern
Assistant Director
Division of Investment Management

OFFICE +1 202-551-6768
magoverna@sec.gov




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[1] For purposes of this discussion only, we are assuming the Fund would be able to sufficiently determine a
   market value    of the relevant AOS Investment under rule 22e-4(b)(1)(ii).
[2] Under the rule,    illiquid investment    means    any investment that the
[F]und reasonably expects cannot be sold
or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)
(1)(ii) of    the rule.
[3] In fact, the Fund expressly contemplates situations where the bid and the
Adviser   s assessment of a positions
value might diverge significantly.
[4] Rule 22e-4(a)(11) defines    liquidity risk    as the risk that the Fund
could not meet requests to redeem
shares issued by the [F]und without significant dilution of remaining investors' interests in the [F]und.